Exhibit 99.2

TRILLION ENERGY COMMENCES OIL EXPLORATION PROGRAM

October 5, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces entering into a contract for acquisition of 2D seismic data and commencement of the oil exploration seismic program for the first of the three Cudi-Gabar oil farm-in blocks.

Equipment and staff are currently being mobilized into the M47 c3 & c4 license areas (the “M47 Block”) to drill 3,750 twelve meters deep holes which will then be used to a shoot dynamite based seismic over the East to Northeast half of the M47 Block covering roughly 15,000 hectares.

This seismic acquisition program is critically important for the M47 Block, as seismic has never occurred in the area where the new lines will be shot and the location is in close proximity (11 to 12 km distance) to the recently discovered Sehit Aybuke Yalcin and Sehit Esma Cevik oil fields.

Acquisition of the 2D seismic data will commence mid-November concluding December 2023, followed by processing and interpretation which will take an estimated 5-6 months.

Arthur Halleran CEO commented:

“We are excited to commence oil exploration in this new frontier, the emerging Cudi-Gabar oil province. The initial seismic data will be analyzed for anticline structures with seals to focus future drilling efforts. Trillion strives to maximize shareholder value through a mix of gas development at SASB and high impact oil and gas exploration through its farm-in on the three Cudi-Gabar oil blocks and expanding the SASB footprint.”

A second seismic acquisition program for oil exploration blocks M46C and M46D is planned for 2024 following the completion of seismic program on the M47 Block.

About the Company

Trillion Energy is focused on natural gas production for Europe and Türkiye with natural gas assets in Türkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company also has recently farmed into 3 oil exploration blocks in NE Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2023. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and our Prospective Resource report effective October 31, 2021.